James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 31 July 2023 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 28 July 2023. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

AustralianSuper

28/07/2023

James Hardie Industries PLC
Group Company Secretary
Second Floor, Europa House
Harcourt Centre
Harcourt Street Dublin 2, D02 WR20 Ireland

Dear Sir/Madam,

Re: Disclosure of holding below 6% threshold

AustralianSuper Pty Ltd ("AustralianSuper") has a relevant share capital holding (as defined in Section 1047 of the Companies Act 2014) in James Hardie Industries PLC which requires disclosure under Section 1048 and/or Section 1050 of the Companies Act 2014, further particulars of which are set out below.

As at 20 July 2023, there was an aggregated interest in James Hardie Industries PLC Chess Depository Interests of 5.65% ordinary share capital. This was based on 24,863,510 shares held and a total of 440,122,249 voting shares and class share outstanding. A previous announcement of 6.75% interest in relevant share capital based on the same total voting shares and class share outstanding was disclosed on 06 July 2023 for value date 29 June 2023.

Yours faithfully

Andrew Lazar

Andrew Lazar
Head of Compliance, Investments & Fund Services

T 03 8648 3900
Level 30, 130 Lonsdale Street
Melbourne VIC 3000 Australia
australiansuper.com

This information may be general financial advice which doesn't take into account your personal objectives, financial situation or needs. Before making a decision about AustralianSuper, you should think about your financial requirements and refer to the relevant Product Disclosure Statement available at **australiansuper.com/pds** or by calling **1300 300 273**. A Target Market Determination (TMD) is a document that outlines the target market a product has been designed for. Find the TMDs at **australiansuper.com/tmd**. AustralianSuper Pty Ltd, ABN 94 006 457 987, AFSL 233788, Trustee of AustralianSuper ABN 65 714 394 898.

1268.7 02/22 ISS4

The Registered holder of all shares is: JP Morgan Nominees Australia Limited 85 Castlereagh Street, Sydney NSW 2000 Date Number of CDIs % held 20/07/2023 24,863,510 5.65%